UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tandy Brands Accessories, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

875378101

(CUSIP Number)

November 29, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 875378101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chiang Chih-Chiang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 360,395
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 360,395
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,395
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.10%[1]
12.	Type of Reporting Person (See Instructions) IN

[1]

This percentage is calculated based on an aggregate of 7,067,295 shares of the Issuer’s Common Stock outstanding as of November 9, 2011 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2011.

CUSIP No. 875378101

Item 1(a).	Name of Issuer:

Tandy Brands Accessories, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3631 West Davis, Suite A

Dallas, Texas 75211

Item 2(a).	Name of Person Filing:

Chiang Chih-Chiang

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Flat A 14, 4/F., Proficient Ind. Centre

6 Wang Kwun Rd., Kowloon Bay

Kowloon

Hong Kong

Item 2(c).	Citizenship:

Republic of China

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e).	CUSIP Number:

875378101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                    .

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 360,395

(b)	Percent of class: 5.10%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 360,395

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 360,395

(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not required and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2012

/s/ Chiang Chih-Chiang
Chiang Chih-Chiang